Exhibit 4.2

EXECUTION VERSION

FIFTH AMENDMENT TO SECOND AMENDED AND RESTATED NOTE PURCHASE AND PRIVATE SHELF AGREEMENT

This Fifth Amendment dated as of July 10, 2025 (this “Fifth Amendment”) to the Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of August 6, 2019, as amended by the First Amendment dated as of January 31, 2020, Second Amendment dated as of May 19, 2020, Third Amendment dated as of May 18, 2021 and Fourth Amendment dated as of November 21, 2022 (as amended, the “Note Agreement”) is between Modine Manufacturing Company, a Wisconsin corporation (the “Company”), PGIM, Inc. (“Prudential”) and each holder of the Series A Notes, the Series B Notes and the Series C Notes (collectively, the “Noteholders”).

RECITALS:

A.The Company, Prudential and the Noteholders are parties to the Note Agreement pursuant to which the Notes (as defined therein) are outstanding.

B.The Company has requested, among other things, that Prudential and the Noteholders agree to certain amendments to the Note Agreement, as set forth below.

C.Subject to the terms and conditions set forth herein, the Noteholders are willing to amend the Note Agreement in the respects, but only in the respects, set forth in this Fifth Amendment.

D.Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended hereby, unless herein defined or the context shall otherwise require.

E.All requirements of law have been fully complied with and all other acts and things necessary to make this Fifth Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Noteholders do hereby agree as follows:

SECTION 1.AMENDMENTS.

Effective as of the Effective Date (as defined in Section 3 hereof), the Company and the Noteholders agree that the Note Agreement is amended as follows:

1.1Section 5 of the Note Agreement is hereby amended to insert a new Section 5.21 which shall read as follows:

Section 5.21 Outbound Investment Rules.  To the extent the Outbound Investment Rules apply to the transactions contemplated by this Agreement, (a) neither the Company nor any of its Subsidiaries is a “covered foreign person” as that term is used in the Outbound Investment Rules, and (b) neither the Company nor any of its Subsidiaries currently engages, or has any present intention to engage in the future, directly or, to their knowledge, indirectly, in (i) a “covered activity” or a “covered transaction”, as each such term is defined in the Outbound Investment Rules, (ii) to their knowledge (after reasonable investigation and due care), any activity or transaction that would constitute a “covered activity” or a “covered transaction”, as each such term is defined in the Outbound Investment Rules, if the Company were a U.S. Person or (iii) any other activity that, to their knowledge (after reasonable investigation and due care), would cause Prudential or any holder of a Note to be in violation of the Outbound Investment Rules or cause Prudential or any holder of a Note to be legally prohibited by the Outbound Investment Rules from performing under this Agreement.

1.2Section 9.2 of the Note Agreement is hereby amended by deleting the second sentence thereof in its entirety.

1.3Section 9.9 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 9.9Collateral Security; Further Assurances.

(a)To secure the payment when due of the Secured Obligations (subject to the Intercreditor Agreement), the Company shall execute and deliver, or cause to be executed and delivered, to the Collateral Agent, Collateral Documents granting or providing for the following:

(i)Security Agreements granting a legal, valid and enforceable Lien, subject to the Liens permitted by this Agreement and subject to the Intercreditor Agreement, on all collateral under and as defined in the Collateral Documents, subject to any exclusions described in the Intercreditor Agreement or the applicable Collateral Documents or otherwise approved by the Required Holders.  Notwithstanding the foregoing, with respect to Liens granted by the Company or any Subsidiary Guarantor on the Equity Interests of any Foreign Subsidiary, such Lien (i) shall not exceed 65% (or, following the request therefor by the Required Holders, such greater percentage that, due to a change in an applicable law after the date hereof, (1) could not reasonably be expected to cause the undistributed earnings of such Foreign Subsidiary as determined for U.S. federal income tax purposes to be treated as a deemed dividend to such Foreign Subsidiary's U.S. parent and (2) could not reasonably be expected to cause any adverse tax consequences) of the issued and outstanding shares of each class of Equity Interests in each Foreign Subsidiary directly owned by the Company or any Subsidiary Guarantor, (ii) shall be subject to the terms of Section 9.8(d), and (iii) shall not be required with respect to the Equity Interests of any Foreign Subsidiary organized under the laws of India or China.

(ii)Security interests in any other property or assets of the Company and its Domestic Subsidiaries required to be included in the “Collateral” under the Credit Agreement.

(b)On or before the Effective Date or such later date as agreed to by the Required Holders, provided that the Company shall use commercially reasonable efforts to complete such Collateral Documents as soon as practical, including without limitation such matters with respect to the existing pledge of 65% of the Equity Interests of Foreign Subsidiaries, the Company shall cause all Collateral Documents as reasonably requested by the Required Holders to be, in each case, duly executed and delivered on behalf of the Company and the Subsidiary Guarantors, as the case may be, granting to the Collateral Agent for the benefit of the Secured Parties the support specified in this Section 9.9, together with: (u) such resolutions, certificates and opinions of counsel as are reasonably requested by the Required Holders; (v) the recordation, filing and other action (including payment of any applicable taxes or fees) in such jurisdictions as the Collateral Agent or the Required Holders may deem necessary or appropriate with respect to the Collateral Documents, including the filing of financing statements and other filings which the Collateral Agent or the Required Holders may deem necessary or appropriate to create, preserve or perfect the Liens granted to the Collateral Agent thereunder, together with Uniform Commercial Code record searches and other Lien searches in such offices as the Collateral Agent or the Required Holders may reasonably request; (w) evidence that the casualty and other insurance required pursuant to the Transaction Documents is in full force and effect; (x) originals of all instruments and certificates representing all of the outstanding shares of Equity Interests and other securities and instruments required to be pledged thereunder, with appropriate stock powers, endorsements and other powers duly executed in blank; (y) such other evidence that Liens, subject to the Intercreditor Agreement and Liens permitted under this Agreement, in the Collateral shall have been created and perfected as required; and (z) the satisfaction of all other conditions in connection with the Collateral and the Collateral Documents as reasonably requested by any holder of Notes, including without limitation all opinions of counsel and other documents and requirements reasonably requested by any holder of the Notes.

(c)The Company agrees that it will promptly notify the holders of the Notes of the formation, acquisition or existence of any Subsidiary that is required to be a Subsidiary Guarantor or the acquisition of any assets on which a Lien is required to be granted and that is not covered by existing Collateral Documents.  The Company agrees that it will execute and deliver, and cause each Subsidiary Guarantor to execute and deliver, promptly upon the request of the Collateral Agent or the Required Holders, such additional Collateral Documents, Subsidiary Guaranties and other agreements, documents and instruments, each in form and substance reasonably satisfactory to the Required Holders and the Collateral Agent (and in any event not inconsistent with this Agreement), sufficient to grant the Subsidiary Guaranties and Liens contemplated by this Agreement and the Collateral Documents.

(d)Notwithstanding any provision hereof to the contrary, (i) in no event shall the Company or any of its Subsidiaries be required to pledge all or any portion of the Equity Interests of any Excluded Subsidiary as collateral in connection with the credit facilities contemplated by this Agreement (other than 65% of the voting Equity Interests of a FSHCO), and (ii) in no event shall any Foreign Subsidiary that is a CFC be required to pledge all or any portion of the Equity Interests of any other Foreign Subsidiary as collateral to secure any Secured Obligations of the Company or any Domestic Subsidiary unless such Equity Interests shall have been pledged to secure the obligations of the Company or any Domestic Subsidiary under the Credit Agreement.

1.4Section 9.12(a) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(a)In the event and on each occasion that any Net Proceeds are received by or on behalf of the Company or any of its Subsidiaries in respect of any Prepayment Event, the Company will, and will cause each of its Subsidiaries to, within five Business Days after such Net Proceeds are received, prepay the Term Loans (as defined in the Credit Agreement) pursuant to Section 2.11(f) of the Credit Agreement in an aggregate amount equal to 100% of such Net Proceeds provided that, in the case of any event described in clause (a) or (b) of the definition of the term “Prepayment Event”, if the Company or its relevant Subsidiaries intend to apply the Net Proceeds from such event (or a portion thereof specified in such certificate), within 365 days after receipt of such Net Proceeds, to acquire, replace, rebuild, maintain, develop, construct, improve, upgrade or repair real property, equipment or other tangible assets (excluding inventory) to be used in the business of the Company and/or its Subsidiaries, to make Permitted Acquisitions and/or other permitted Investments (excluding cash and Cash Equivalent Investments and Investments in the Company and its Subsidiaries), to reimburse the cost of any of the foregoing and/or, in the case of any Net Proceeds received by a Foreign Subsidiary, to make a repayment under any local credit facility constituting Debt for borrowed money, and no Default or Event of Default has occurred and is continuing, then no prepayment of such Term Loans shall be required in respect of the Net Proceeds; provided further that to the extent of any such Net Proceeds therefrom that have not been so applied by the end of such 365-day period (or within a period of 180 days thereafter if by the end of such initial 365 day period the Company or one or more Subsidiaries shall have entered into an agreement with an unaffiliated third party to acquire such assets with such Net Proceeds), at which time the Company shall prepay the Term Loans in an amount equal to the Net Proceeds that have not been so applied; provided further that, no such prepayment shall be required as to a Prepayment Event unless the sum of the Net Proceeds received in respect of such Prepayment Event, plus the sum of Net Proceeds received in respect of other Prepayment Events during the same Fiscal Year, in each case excluding Net Proceeds not subject to prepayment as a result of the foregoing re-investment exception, exceeds $10,000,000.  Notwithstanding the foregoing, no such prepayment of the

Term Loans shall be required to the extent waived in accordance with the Credit Agreement.

1.5Section 10.1 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 10.1Limitations on Consolidated Total Debt.  The Company will not permit the Leverage Ratio to be greater than 3.50 to 1.00 as of the end of any Fiscal Quarter, provided that, upon the written election by the Company delivered to the holders of the Notes not later than the last day of the Fiscal Quarter in which a Permitted Acquisition with a cash purchase price exceeding $50,000,000 (any such Permitted Acquisition, a “Specified Acquisition”) is consummated (any such Fiscal Quarter, a “Specified Quarter”), and subject to the compliance by the Company with the provisions of Section 9.11, the Leverage Ratio may be greater than 3.50 to 1.00 but not greater than (x) 4.00 to 1.00 for the applicable Specified Quarter, the Fiscal Quarter immediately following such Specified Quarter and for the second and third Fiscal Quarters immediately following such Specified Quarter and (y) 3.50 to 1.00 on the last day of any Fiscal Quarter thereafter.  After any such election is made by the Company, the Company shall be prohibited from making any additional election until after the maximum Leverage Ratio returns to 3.50 to 1.00 for at least two consecutive Fiscal Quarters.  Once the Company makes such an election permitted under this Section 10.1, it shall be in effect for the period described above in the foregoing clause (x).

1.6Section 10.2 of the Note Agreement is hereby amended as follows:

(a) Clause (c) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(c)the Obligations (as defined in the Credit Agreement as in effect on the Fifth Amendment Effective Date); provided that the aggregate principal amount of the Debt thereunder in respect of Loans and Letters of Credit (in each case as defined in the Credit Agreement) shall not at any time exceed (i) the sum of $600,000,000 plus (ii) additional Debt in respect of Loans and Letters of Credit under the Credit Agreement, whether pursuant to an increase in the commitments under Section 2.20 of the Credit Agreement or otherwise; provided that with respect to any increase under this clause (ii) (1) the aggregate principal amount of such additional Debt shall not at any time exceed $300,000,000 and (2) the holders of the Notes shall have received copies of the material documents evidencing such increase;

(b) Clause (e) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(e)Receivables/Factoring/SCF Indebtedness not to exceed the greater of (i) $150,000,000 and (ii) 8.75% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) at the time of incurrence thereof in aggregate principal amount outstanding, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(c) Clause (h) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(h)Debt of Foreign Subsidiaries, provided that (i) the aggregate outstanding amount of all Debt of all Foreign Subsidiaries (excluding any Debt permitted under any other subsection of this Section 10.2, Debt under Swap Contracts, and Banking Services Obligations (as such term is defined in the Credit Agreement as in effect on the Fourth Amendment Effective Date)) shall not exceed, at the time of incurrence thereof, the greater of (1) $150,000,000 and (2) 8.75% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)), and (ii) no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(d) Clause (j) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(j)Debt consisting of Guaranties of the Company with respect to Debt of its Subsidiaries permitted under this Section 10.2, provided that the aggregate maximum amount of such Guaranties with respect to Debt of its Subsidiaries (other than (x) Guaranties with respect to Subsidiary Guarantors that are Domestic Subsidiaries and (y) Guaranties with respect to the Modine Europe Comfort Letter) permitted under this Section 10.2(j) (based on the maximum amount of such Guaranties, net of any cash collateral or letter of credit provided with respect to such Guaranties or the related Debt) shall not exceed, at the time of incurrence thereof, the greater of (i) $185,000,000 and (ii) 10.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b));

(e) Clause (k) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(k)Debt under the following Sale and Leaseback Transactions:  (i) Sale and Leaseback Transactions existing as of the Fifth Amendment Effective Date and (ii) other Sale and Leaseback Transactions entered into after the Fifth Amendment Effective Date where the liability, at the time of incurrence thereof, in the aggregate, is less than the greater of (1) $150,000,000 and (2) 8.75% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)), in each case, to the extent the incurrence of such Debt pursuant to this clause (k) (with the amount thereof determined by aggregating the present value, applying an appropriate discount rate, as reasonably determined by the Company, from the date on which each fixed lease payment is due under such lease to such date of determination) would be permitted by the last paragraph of this Section 10.2;

(f) Clause (l) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(l)Debt (including obligations relating to build-to-suit leases) existing or committed or anticipated in the future to be outstanding on the Fifth Amendment Effective Date (provided, that any Debt incurred pursuant to this clause (l) in respect of any Debt with an aggregate principal amount outstanding and/or committed thereunder that exceeds $5,000,000 or any Debt that is anticipated on the Fifth Amendment Effective Date to be outstanding in the future shall, in each such case, be set forth on Schedule 10.2); provided, that any Debt outstanding pursuant to this clause (l) which is owed by the Company or a Subsidiary Guarantor to any Subsidiary that is neither a Bank Borrower nor a Subsidiary Guarantor shall be subordinated in right of payment to the Notes on customary terms;

(g) The final proviso of Section 10.2 is hereby amended and restated in its entirety to read as follows:

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the Debt permitted pursuant to clauses (k), (q), (y) and (cc) of this Section 10.2 (and, in each case, extensions, refinancings, renewals, substitutions or replacements thereof pursuant to clauses (ee) and (ff) of this Section 10.2) immediately after giving effect to the incurrence, creation or assumption of such Debt and the use of proceeds thereof, together with the aggregate principal amount of any other Debt outstanding pursuant to such clauses, to exceed, at the time of the incurrence thereof, the greater of (i) $185,000,000 or (ii) 15% of consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) when incurred, created or assumed.

1.7Section 10.4 of the Note Agreement is hereby amended as follows:

(a)Clause (k) of Section 10.4 is hereby amended and restated in its entirety to read as follows: (k) any Lien on any property or asset of the Company or any Subsidiary (including Liens relating to build-to-suit leases) existing, or applicable to committed obligations, or anticipated to exist in the future, on the Fifth Amendment Effective Date and set forth in Schedule 10.4, provided that (i) such Lien shall not apply to any other property or asset of the Company or any Subsidiary (other than (A) after-acquired property that is affixed or incorporated into the property or asset covered by such Lien and/or that otherwise constitutes after-acquired property that would be required to be subjected to such Lien pursuant to the collateral grant clause and/or other terms of the related secured obligations as in effect on the Fifth Amendment Effective Date and (B) proceeds and products thereof), and (ii) such Lien shall secure only those obligations which it secures (or is intended to secure) on the Fifth Amendment Effective Date and extensions, renewals and replacements thereof to the extent that they do not increase the outstanding principal amount thereof;

(b)Clause (hh) of Section 10.4 is hereby amended and restated in its entirety to read as follows:

(hh)in addition to Liens otherwise described in the foregoing clauses, Liens securing any other Debt and/or other obligations to the extent such Liens pursuant to this clause (hh) would be permitted by the penultimate paragraph of this Section 10.4; and

(c)The final paragraph of Section 10.4 is hereby amended and restated in its entirety to read as follows:

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the obligations secured by Liens permitted pursuant to clauses (e) (only with respect to Qualified Receivables Transactions (other than factoring or similar transactions) and with respect to any Sale and Leaseback Transaction or securitization to the extent such Sale and Leaseback Transaction or such securitization constitutes an Off-Balance Sheet Liability), (f), (j), (v), (ff) and (hh) of this Section 10.4 (and, in each case, any extensions, refinancings, renewals, substitutions or replacements thereof pursuant to clause (ii) of this Section 10.4) immediately after giving effect to the incurrence, creation or assumption of such Liens, together with the aggregate principal amount of any other Liens outstanding pursuant to such clauses, would not exceed the greater of (i) $185,000,000 or (ii) 15% of consolidated total assets (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b) (or, prior to the delivery of any such financial statements, the last day of the last fiscal quarter included in the financial statements referred to in Section 5.5) when incurred, created or assumed.

(d)Section 10.4 is hereby amended to insert a new final paragraph to read as follows:

Notwithstanding the foregoing, none of the Liens permitted by this Section 10.4, other than Liens permitted under clauses (a), (b), (c), (d), (g), (h), (i), (j), (q), (r), (x), (aa) or (bb) or under clause (ii) with respect to any of the foregoing, may at any time attach to the real property of the Company or any of its Domestic Subsidiaries.

1.8Section 10.6 of the Note Agreement is hereby amended by (i) deleting the “and” at the end of clause (aa) thereof, (ii) deleting the “.” at the end of clause (bb) thereof and inserting “; and” in lieu thereof and (iii) adding a new clause (cc) thereto which shall read as follows:

(cc)the disposition of the automotive business within the Company’s “Performance Technologies” segment, provided that, (w) the Company receives fair market value for the assets disposed, (x) at least 75% of the consideration for such disposition shall consist of cash or Cash Equivalent Investments (provided that for purposes of the 75% cash consideration requirement, any Designated Non-Cash Consideration received in respect of such disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (cc) that is at that time outstanding, not in excess of $15,000,000 shall be deemed to be cash); (y) upon giving effect to any such disposition, no Default or Event of Default shall have occurred and be continuing and (z) the aggregate book value of assets (on a consolidated basis and after the elimination of intercompany items) disposed pursuant to this clause (cc), excluding the effect of foreign currency fluctuations after the Fifth Amendment Effective Date, shall not exceed $165,000,000.

1.9Section 10.7(m) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(m)	any other transactions with Affiliates not to exceed an outstanding aggregate amount of $15,000,000.

1.10Section 10.10(g) of the Note Agreement is hereby amended by amending and restating the table set forth therein in its entirety to read as follows:

If the Leverage Ratio	Aggregate Amount of Restricted Payments for such Fiscal Year
Is greater than or equal to 3.00 to 1.00	$30,000,000

Is less than 3.00 to 1.00	No Limit

1.11Section 10.11(f) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(f)other loans and advances made in the ordinary course of business or otherwise to facilitate transactions permitted under this Agreement; provided that (i) such loans and advances (other than any loans or advances pursuant to the Modine Europe Comfort Letter) shall not exceed, at the time made, the greater of $185,000,000 and 10.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) in the aggregate; (ii) not more than $150,000,000 of such $185,000,000/10% basket set forth in this clause (f) may be owing by Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i), and (iii) upon giving effect to the making of any such loans or advances no Default or Event of Default shall have occurred and be continuing.  For purposes hereof, Foreign Subsidiaries organized under the laws of India or China shall be deemed to be Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i);

1.12Section 10.12 of the Note Agreement is hereby amended as follows:

(a)Clause (l) of Section 10.12 is hereby amended and restated in its entirety to read as follows:

(l)Investments that are existing or committed, or anticipated to exist in the future, as of the Fifth Amendment Effective Date (provided, that any such Investments in any Person that, in the aggregate as to such Person, exceed $5,000,000 and/or any such Investments in any Person that are anticipated as of the Fifth Amendment Effective Date to exist in the future, shall, in each such case, be set forth on Schedule 10.12 or otherwise disclosed in writing to Prudential prior to the Fifth Amendment Effective Date), and any extensions, renewals, replacements or reinvestments of Investments permitted by this clause (l), so long as the aggregate amount of all Investments pursuant to this clause (l) is not increased at any time above the amount of such Investment existing or committed as of the Fifth Amendment Effective Date (other than pursuant to an increase as required by the terms of any such Investment as in existence as of the Fifth Amendment Effective Date, or as otherwise permitted by this Section 10.12);

(b)Clause (y) of Section 10.12 is hereby amended by deleting the reference to “$75,000,000” and inserting “$100,000,000” in lieu thereof.

1.13Section 10.15(c) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(c)imposed under the Credit Agreement (or the Loan Documents as defined in the Credit Agreement) as in effect on the Fifth Amendment Effective Date or that constitutes a customary term (as determined in good faith by the Company) of unsecured Debt permitted to be incurred hereunder;

1.14Section 10 of the Note Agreement is hereby amended to insert a new Section 10.19 which shall read as follows:

Section 10.19Outbound Investment Rules.  To the extent the Outbound Investment Rules apply to the transactions contemplated by this Agreement, the Company will not, and will not permit any of its Subsidiaries to, (a) be or become a “covered foreign person”, as that term is defined in the Outbound Investment Rules, or (b) engage, directly or, to their knowledge, indirectly, in (i) a “covered activity” or a “covered transaction”, as each such term is defined in the Outbound Investment Rules, (ii) to their knowledge (after reasonable investigation and due care), any activity or transaction that would constitute a “covered activity” or a “covered transaction”, as each such term is defined in the Outbound Investment Rules, if the Company were a U.S. Person or (iii) any other activity that would, to their knowledge (after reasonable investigation and due care), cause Prudential or any holder of a Note to be in violation of the Outbound Investment Rules or cause Prudential or any holder of a Note to be legally prohibited by the Outbound Investment Rules from performing under this Agreement.

1.15Section 11 of the Note Agreement is hereby amended as follows:

(a) Clause (i) of Section 11 is hereby amended and restated in its entirety to read as follows:

(i)a final judgment or judgments for the payment of money aggregating in excess of $50,000,000 (to the extent not covered by indemnification or independent third-party insurance as to which the insurer does not dispute coverage) are rendered against one or more of the Company and its Subsidiaries and which judgments are not, within 45 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 45 days after the expiration of such stay; or

(b) Clause (l) of Section 11 is hereby amended and restated in its entirety to read as follows:

(l)any Collateral Document shall for any reason (except to the extent any loss of perfection or priority results solely from (i) the Collateral Agent no longer having possession of certificates actually delivered to it representing equity interests pledged under any Transaction Document or (ii) a UCC filing having lapsed because a UCC continuation statement was not filed in a timely manner) fail to create a valid and first priority perfected Lien, subject to the Intercreditor Agreement, in any Collateral purported to be covered thereby, except as permitted by the terms of this Agreement or any Collateral Document.

1.16Section 22.6 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 22.6Counterparts; Electronic Contracting.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.  The parties agree to electronic contracting and signatures with respect to this Agreement and the other Transaction Documents (other than the Notes).  Delivery of an electronic signature to, or a signed copy of, this Agreement and such other Transaction Documents (other than the Notes) by facsimile, email or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes. Notwithstanding the foregoing, if Prudential or any holder of Notes shall request manually signed counterpart signatures to any Transaction Document, the Company hereby agrees to use its reasonable endeavors to provide such manually signed signature pages as soon as reasonably practicable.

1.17Schedule B to the Note Agreement is hereby amended by deleting the following definitions:

“Flood Insurance Laws”

“Mortgage Instruments”

“Mortgaged Properties”

“Mortgages”

1.18Schedule B to the Note Agreement is hereby amended by adding, or amending and restating, as applicable, the following definitions:

“Collateral Documents” means, collectively, the Security Agreements, the Intercreditor Agreement and all other agreements or documents granting or perfecting a Lien in favor of the Collateral Agent for the benefit of the Secured Parties under the Intercreditor Agreement or otherwise providing support for the Secured Obligations at any time, as any of the foregoing may be amended, amended and restated or modified from time to time.

“Consolidated EBITDA” means, with reference to any period, Consolidated Net Income of the Company (plus, to the extent not included in Consolidated Net Income, all cash dividends and cash distributions received by the Company or any Subsidiary from any Person in which the Company or any Subsidiary has made an Investment), adjusted to exclude the following items (a) through and including (n) (without duplication) to the extent taken into account in determining Consolidated Net Income and adjusted (without duplication) on a pro forma basis as contemplated by the following item (m), all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP:

(a)Consolidated Interest Expense and Receivables Transaction Financing Costs,

(b)expense for federal, state, local and foreign income and franchise taxes paid or accrued,

(c)depreciation and amortization,

(d)non-cash stock based compensation expense,

(e)non-recurring and/or unusual gains or expenses, costs, losses and charges; provided that the aggregate cash amount added back pursuant to this clause (e) shall not, when aggregated with the Non-S-X Adjustment Amount defined in clause (m) below, exceed the greater of $60,000,000 and twenty percent (20%) of Consolidated EBITDA for such period prior to giving effect to such cash amount and the Non-S-X Adjustment Amount for such period,

(f)any other non-cash charges, losses, costs, expenses, income, gains or other non-cash items (excluding the accrual of revenue in the ordinary course and any non-cash gains or other items increasing Consolidated EBITDA which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period that reduced Consolidated EBITDA in an earlier period and any items for which cash was received in any prior period), it being understood that any non-cash charges, losses, costs, expenses or other items deducted in the calculation of Consolidated Net Income and added back in the determination of Consolidated EBITDA for a prior period shall be deducted in the calculation of Consolidated EBITDA during any subsequent period to the extent such items become cash charges during such subsequent period,

(g)any net after-tax loss from disposed, abandoned, transferred, closed or discontinued operations,

(h)costs, expenses, charges and losses with respect to liability or casualty and condemnation events, takings under power of eminent domain and similar events or business interruption, in each case to the extent covered by insurance and actually reimbursed or with respect to which the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer, and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days (with a deduction for any amount so added back and then denied within such 180-day period) and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days),

(i)the Transaction Costs and any other out of pocket fees, costs and expenses incurred during such period in connection with (A) any issuance of Debt permitted hereunder, the amendment, amendment and restatement, refinancing, retirement or repayment of any Debt or any issuance of equity, (B) any Permitted Acquisitions, (C) any divestiture permitted hereunder and (D) any Investment permitted hereunder,

(j)Restructuring Charges in an amount not to exceed (i) $30,000,000 in any Fiscal Year or (ii) $90,000,000 for all times after the Fifth Amendment Effective Date,

(k)Make-Whole Amounts under this Agreement,

(l)fees costs and expenses relating to, and awards and settlement payments in respect of, litigation, arbitration and/or other resolutions of legal disputes (provided that the aggregate amount permitted to be added back for any such loss pursuant to this clause (l) shall not exceed $12,500,000 during such period),

(m)with respect to each Permitted Acquisition, demonstrable cost savings and cost synergies (in each case, net of continued associated expenses) that, as of the date of calculation with respect to such period, are anticipated by the Company in good faith to be realized within 12 months following such Permitted Acquisition, net of the amount of any such cost savings and cost synergies otherwise included, or added back, pursuant to this definition, provided that (1) the amount of such cost savings and synergies under this clause (m) relating to any Permitted Acquisition may not exceed the greater of $60,000,000 and twenty percent (20%) of the EBITDA (determined with respect to the target of such Permitted Acquisition, determined on a basis consistent with Consolidated EBITDA as defined herein) for such period (as calculated without giving effect to this clause (m)) unless approved by the Required Holders, (2) the amount of such cost savings and cost synergies that do not comply with Article 11 of Regulation S-X (the “Non-S-X Adjustment Amount”), for any four quarter period added back under this clause (l) may not, when aggregated with the amount of any increase to Consolidated Net Income pursuant to clause (e) above, exceed the greater of $60,000,000 and twenty percent (20%) of Consolidated EBITDA for such period (as calculated without giving effect to any increase pursuant to clause (e) above and the Non-S-X Adjustment Amount), (3) such cost savings and cost synergies have been reasonably detailed by the Company in the applicable compliance certificate required by Section 7.2(b), and (4) if any cost savings or cost synergies included in any pro forma calculations based on the anticipation that such cost synergies or cost savings will be achieved within such 12-month period shall at any time cease to be reasonably anticipated by the Company to be so achieved, then on and after such time any pro forma calculations required to be made under this Agreement shall not reflect such cost synergies or cost savings, all determined in accordance with GAAP for such period; and

(n)Restructuring Charges solely in connection with, and directly related to, the exit of the automotive business within the Company’s “Performance Technologies” segment, the details of which Restructuring Charges were disclosed by the Company to Prudential and the holders of Notes prior to the Fifth Amendment Effective Date, in an amount not to exceed (i) $25,000,000 in any Fiscal Year or (ii) $55,000,000 for all times after the Fifth Amendment Effective Date.

For purposes hereof, “Consolidated EBITDA” shall be adjusted to give effect to each Acquisition, and any related Debt and related interest expense, and each disposition of any Subsidiary or of all or substantially all of the assets of any Subsidiary or of greater than 50% of the Equity Interests of any Subsidiary (including any Debt repaid in connection therewith and related interest expense), in each case that occurred during the applicable period as if such Acquisition or disposition had occurred at the inception of such period.

“Credit Agreement” means the Sixth Amended and Restated Credit Agreement, dated as of July 10, 2025, among the Company, the Foreign Subsidiaries named therein, the Bank Agent and the Banks, and as further amended, restated, supplemented, otherwise modified, refinanced or replaced from time to time.

“Designated Non-Cash Consideration” means the fair market value (as determined by the Company in good faith) of non-cash consideration received by the Company in connection with a disposition pursuant to Section 10.6(cc) that is designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation.

“Fifth Amendment Effective Date” means July 10, 2025.

“Leverage Ratio” means, as of any date of calculation, the ratio of:

(i)the Company’s Consolidated Total Debt outstanding on such date, minus:

(a) the amount of any Cash Collateral (as defined in the Credit Agreement as in effect on the Fifth Amendment Effective Date) provided for any of the Secured Obligations, and

(b) the amount by which the sum of 100% of the unrestricted cash of the Company and its Domestic Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances plus 100% of the unrestricted cash of the Foreign Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances and that is freely transferrable without restriction (which restriction has not been waived or terminated) to the United States (it being understood and agreed that “freely transferable” shall not be deemed to refer to (i) any procedures or limitations which are solely within the control of the Company or applicable Foreign Subsidiary and which do not require the approval or consent of any other third party or Governmental Authority or (ii) in the case of cash maintained in the People's Republic of China, the requirement to obtain approval from the State Administration of Foreign Exchange (“SAFE”) if, as of any date of determination, SAFE has not denied the then most recent approval request by the Company or any of its Subsidiaries to repatriate such cash out of the People's Republic of China), exceeds $5,000,000, and

(c)any Off-Balance Sheet Liabilities arising from Permitted Sale and Leaseback Transactions, and

(d)up to $7,500,000, in the aggregate, of (i) Supply Chain Finance Outstanding Obligations, (ii) Off-Balance Sheet Liabilities relating to Permitted Factoring transactions and/or (iii) Receivables Transaction Attributed Indebtedness relating to the factoring of accounts receivable and related rights and property to any Person other than the Company or any Subsidiary in the ordinary course of business, and

(e)up to $7,500,000, in the aggregate, of outstanding undrawn contingent Letters of Credit and/or instruments serving a similar function issued or accepted by banks and/or other financial institutions, and

(f)all Rate Management Obligations (as defined in the Credit Agreement), to

(ii)the Company’s Consolidated EBITDA for the then most recently ended four Fiscal Quarters;

provided that, at any time after the definitive agreement for any Material Acquisition shall have been executed (or, in the case of a Material

Acquisition in the form of a tender offer or similar transaction, after the offer shall have been launched) and prior to the consummation of such Material Acquisition (or termination of the definitive documentation in respect thereof (or such later date as such debt ceases to constitute Acquisition Indebtedness as set forth in the definition of “Acquisition Indebtedness”)), any Acquisition Indebtedness (and the proceeds of such Debt) shall be excluded from the determination of the Leverage Ratio.

“Material Indebtedness” means (a) Debt under the Credit Agreement and (b) any other Debt (other than the Notes and intercompany indebtedness owing by and among the Company and/or its Subsidiaries) of the Company or any of its Subsidiaries in respect of any credit or loan facility or publicly issued or privately placed debt issuance if the aggregate principal amount outstanding and/or committed in respect of such credit or loan facility or debt issuance exceeds $50,000,000.

“Outbound Investment Rules” means the regulations administered and enforced, together with any related public guidance issued, by the United States Treasury Department under U.S. Executive Order 14105 of August 9, 2023, or any similar law or regulation; as of the Fifth Amendment Effective Date, and as codified at 31 C.F.R. § 850.101 et seq.

“Prepayment Event” means:

(a)any sale, transfer or other disposition (including pursuant to a sale and leaseback transaction) of any property or asset of the Company or any Subsidiary pursuant to Section 10.6(i) resulting in Net Proceeds equal to or greater than $10,000,000;

(b)any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Company or any Subsidiary with a fair market value immediately prior to such event equal to or greater than $10,000,000; or

(c)the incurrence by the Company or any Subsidiary of any Debt, other than Debt permitted under Section 10.2 or permitted by the Required Holders pursuant to Section 17.1.

“Security Agreement” means that certain Second Amended and Restated Pledge and Security Agreement dated as of July 10, 2025 by and among the Company, the Subsidiary Guarantors party thereto and the Collateral Agent, and each other security agreement, pledge agreement, pledge and security agreement and similar agreement and any other agreement from any Bank Borrower or Subsidiary Guarantor granting a Lien on any of its personal property (including without limitation any Equity Interests owned by such Bank Borrower or such Subsidiary

Guarantor) entered into by such Bank Borrower or such Subsidiary Guarantor at any time for the benefit of the Collateral Agent and the Secured Parties pursuant to this Agreement or the Intercreditor Agreement, each in form and substance reasonably acceptable to the Required Holders and as amended or modified from time to time.

“Significant Obligations” means Debt (other than the Notes and intercompany Debt owing by and among the Company and/or its Subsidiaries) of any one or more of the Company and its Subsidiaries in an aggregate outstanding principal amount exceeding $50,000,000.  For purposes of determining Significant Obligations, the “principal amount” of the Swap Contracts at any time shall be determined based on the Net Mark-to-Market Exposure of the Company or any Subsidiary.

1.19Schedules 10.2, 10.4 and 10.12 to the Note Agreement are hereby amended and restated in their entirety to read as set forth in Exhibit A attached hereto.

1.20Schedule 9.9 to the Note Agreement is hereby deleted in its entirety.

SECTION 2.REPRESENTATIONS AND WARRANTIES.

2.1To induce Prudential and the Noteholders to execute and deliver this Fifth Amendment (which representations shall survive the execution and delivery of this Fifth Amendment), the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that:

(a)this Fifth Amendment has been duly authorized, executed and delivered by it and this Fifth Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(b)the Note Agreement, as amended by this Fifth Amendment, constitutes the legal, valid and binding obligations, contracts and agreements of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(c)the execution, delivery and performance by the Company of this Fifth Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation applicable to the Company or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, or any other Material agreement or instrument to which it is a party or by which its properties or assets are or may be bound or affected, including without limitation the Credit Agreement, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under, or require any consent or approval under, any indenture, deed of trust, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 2.1(c);

(d)upon giving effect to the amendments to the Note Agreement contained in this Fifth Amendment, all the representations and warranties contained in Section 5 of the Note Agreement and in the other Transaction Documents are true and correct in all material respects with the same force and effect as if made by the Company and the Subsidiary Guarantors on and as of the date hereof; provided that, notwithstanding any provision of this Fifth Amendment or the Note Agreement to the contrary, in lieu of making the representation and warranty set forth in the last sentence of Section 5.3 of the Note Agreement as a condition to the occurrence of the Fifth Amendment Effective Date, the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that, since March 31, 2025, there has been no change in the financial condition, operations, business or properties of the Company and its Subsidiaries, taken as a whole, that individually or in the aggregate has had a Material Adverse Effect;

(e)as of the date hereof, (i) MDA US LLC does not constitute a Material Domestic Subsidiary and (ii) after giving effect to this Fifth Amendment and the Credit Agreement referred to in Section 3(b) below, MDA US LLC is not (A) a guarantor (whether directly or indirectly) in respect of obligations of the Company or any Domestic Subsidiary under the Credit Agreement or any other Loan Document (as defined in the Credit Agreement) or (B) liable as a borrower, co-borrower or other obligor under the Credit Agreement or any other Loan Document (as defined in the Credit Agreement); and

(f)upon giving effect to the amendments to the Note Agreement contained in this Fifth Amendment, no Default or Event of Default shall be in existence.

SECTION 3.CONDITIONS TO EFFECTIVENESS.

This Fifth Amendment shall not become effective until, and shall become effective on the date (the “Effective Date”) when, each and every one of the following conditions shall have been satisfied:

(a)Executed counterparts of this Fifth Amendment, duly executed by the Company, the Subsidiary Guarantors, Prudential and the Noteholders, shall have been delivered to Prudential and the Noteholders;

(b)The Noteholders shall have received a fully-executed copy of the Credit Agreement;

(c)The Noteholders shall have received a fully-executed copy of (i) a Second Amended and Restated Pledge and Security Agreement in the form attached as Exhibit B, (ii) a Confirmatory Grant of Security Interest in United States Patents executed by the Company in favor of the Collateral Agent and (iii) a Confirmatory Grant of Security Interest in United States Trademarks executed by the Company in favor of the Collateral Agent;

(d)Each Subsidiary required under the Note Agreement to be a party to the Subsidiary Guaranty as of the Effective Date shall have executed and delivered the Subsidiary Guaranty, or a joinder thereto, in form and substance reasonably satisfactory to the Required Holders, and the Subsidiary Guaranty shall be in full force and effect with respect to such Subsidiary, and such Subsidiary shall have complied with all other applicable provisions of Section 9.8 of the Note Agreement;

(e)The representations and warranties of the Company and each Subsidiary Guarantor in this Fifth Amendment and in each of the other Transaction Documents to which it is a party shall be correct when made and on the Effective Date (subject to the proviso to Section 2.1(d) of this Fifth Amendment); and

(f)All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in substance and form to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

SECTION 4.EXPENSES.

The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by any Noteholder, all reasonable and documented out-of-pocket costs and expenses, including reasonable, documented and invoiced attorneys’ fees and expenses of one special counsel for each of the Noteholders, incurred by any Noteholder in connection with this Fifth Amendment or the transactions contemplated hereby, in enforcing any rights under this Fifth Amendment, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Fifth Amendment or the transactions contemplated hereby.  The obligations of the Company under this Section 4 shall survive transfer by any Noteholder of any Note and payment of any Note.

SECTION 5.COLLATERAL MATTERS.

By its execution hereof, each Noteholder hereby (i) authorizes and directs the Collateral Agent to, on the Effective Date, release each of the existing Mortgages (as defined in the Note Agreement prior to this Fifth Amendment) and, if applicable, Mortgage Instruments (as defined in the Note Agreement prior to this Fifth Amendment) in respect of the Mortgaged Properties (as defined in the Note Agreement prior to this Fifth Amendment), (ii) acknowledges that, as of the Effective Date, all fee and leasehold interests in real property of the Transaction Parties shall constitute “Excluded Assets” (as defined in the Security Agreement), (iii) authorizes and directs the Collateral Agent to, on the Effective Date, enter into the Second Amended and Restated Pledge and Security Agreement in the form attached as Exhibit B, and (iv) based on the representations set forth in Section 2(e) above, authorizes the Collateral Agent to file a UCC termination statement in respect of the Liens on the assets of MDA US LLC.

SECTION 6.REAFFIRMATION.

Each Subsidiary Guarantor hereby consents to the terms and conditions of this Fifth Amendment, including without limitation all covenants, representations and warranties, releases, indemnifications, and all other terms and provisions hereof, and the consummation of the transactions contemplated hereby, and acknowledges that its Guaranty under the Subsidiary Guaranty and its obligations under all other Transaction Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed in all respects.  For the avoidance of doubt, as of the Effective Date, MDA US LLC shall cease to be a Subsidiary Guarantor and shall have no further obligations in its capacity as such.

SECTION 7.MISCELLANEOUS.

7.1This Fifth Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Fifth Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  The Company and the Subsidiary Guarantors acknowledge and agree that no holder is under any duty or obligation of any kind or nature whatsoever to grant the Company any additional amendments or waivers of any type, whether or not under similar circumstances, and no course of dealing or course of performance shall be deemed to have occurred as a result of the amendments herein.

7.2Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Fifth Amendment may refer to the Note Agreement without making specific reference to this Fifth Amendment but nevertheless all such references shall include this Fifth Amendment unless the context otherwise requires.

7.3The descriptive headings of the various Sections or parts of this Fifth Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

7.4This Fifth Amendment shall be governed by and construed in accordance with New York law.

7.5The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Fifth Amendment may be executed in any number of counterparts and by electronic means, each executed counterpart constituting an original, but all together only one agreement.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this Fifth Amendment as of the date first written above.

MODINE MANUFACTURING COMPANY

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	Executive Vice President, Chief Financial Officer

MODINE CIS HOLDING INC.

By:	/s/ Kathleen T. Powers
Name:	Kathleen T. Powers
Title:	Treasurer

MODINE GRENADA LLC

By:	/s/ Scott C. Reaume
Name:	Scott C. Reaume
Title:	Treasurer

[Fifth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

ACCEPTED AND AGREED TO:

PGIM, INC.

By:	/s/Jessica Witt
Vice President

THE PRUDENTIAL INSURANCE COMPANY
 OF AMERICA

PRUCO LIFE INSURANCE COMPANY OF
 NEW JERSEY
PRUCO LIFE INSURANCE COMPANY

PRUDENTIAL LEGACY INSURANCE COMPANY
  OF NEW JERSEY

PRUDENTIAL TERM REINSURANCE COMPANY

By:	PGIM, Inc. (as Investment Manager)

By:	/s/Jessica Witt
Vice President

PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST

By:	Prudential Arizona Reinsurance Universal
Company, (as Grantor)

By:	PGIM, Inc. (as Investment Manager)

By:	/s/Jessica Witt
Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD. THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.

By:	PGIM Japan Co., Ltd. (as Investment Manager)

By:	PGIM, Inc. (as Sub-Adviser)

By:	/s/Jessica Witt
Vice President

[Fifth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]